# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iSpecimen Inc., CIK 0001558569
CUSIP: 45032V108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 450 BEDFORD STREET, SUITE 1010, LEXINGTON, Massachusetts (MA), 02420
Date of event which requires filing of this statement: 06/03/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001262463-22-000123
Filed by CIK 0001419248

## Reporting persons
- James G. Wolf: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 505,000; shared voting power 0; sole dispositive power 505,000; shared dispositive power 0; aggregate amount beneficially owned 505,000 (3.8% of the class)

## Item 1. Issuer
Name of issuer: iSpecimen Inc.
Address of issuer's principal executive offices: 450 Bedford Street, Lexington, MA 02420

## Item 2. Person Filing
Name of person filing: James G. Wolf
Address of principal business office or, if none, residence: 105, Flyway Drive, Kiawah Island, SC 29455
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 505,000
Percent of class: 3.8%
Sole power to vote or to direct the vote: 505,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 505,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The right to receive dividends and to receive the proceeds of the sale of the securities is held, as to 125,000 of the shares, by persons other than the Person Filing.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- James G. Wolf: James G. Wolf, James G. Wolf (07/09/2024)